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                             March 2, 2021

       Shahraab Ahmad
       Chairman and Chief Executive Officer
       Atlantic Coastal Acquisition Corp.
       6 St Johns Lane, Floor 5
       New York, NY 10013

                                                        Re: Atlantic Coastal
Acquisition Corp.
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed March 1, 2021
                                                            File No. 333-253003

       Dear Mr. Ahmad:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 2 to Form S-1

       Our warrant agreement will designate the courts of the State of New York or the United States
       District Court, page 56

   1. We note that you removed your disclosure stating that the exclusive forum provision in the warrant agreement
will not apply to suits brought to enforce any liability or duty created by the Exchange
Act. Please revise the prospectus to clarify whether the exclusive forum provision applies
to the Exchange Act. If it does, please add related risk factor disclosure. If the
provision does not apply the Exchange Act, please also ensure that the provision in the
warrant agreement states this clearly.
 Shahraab Ahmad
FirstName  LastNameShahraab    Ahmad
Atlantic Coastal Acquisition Corp.
Comapany
March      NameAtlantic Coastal Acquisition Corp.
       2, 2021
March2 2, 2021 Page 2
Page
FirstName LastName
        You may contact Mindy Hooker, Staff Accountant, at (202) 551-3732 or John Cash,
Accounting Branch Chief, at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney, at
(202) 551-3345 or Erin Purnell, Staff Attorney, at (202) 551-3454 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of
Manufacturing